FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc. (the "Company") 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

October 3, 2014.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on October 3, 2014.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Multilateral Instrument 61-101

As set out in the attached News Release, the Company closed on October 3, 2014 a non-brokered private placement (the "Financing") of 5,000,000 units of the Company (the "Units") at a price of Cdn$0.10 per Unit for proceeds to the Company of Cdn$500,000. Each Unit consists of one common share of the Company and one-half of one warrant of the Company, with each full warrant (a "Warrant") entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 for a period of one year. Richard J. Lachcik ("Lachcik"), who is a director of the Company, purchased 1,000,000 of the Units and Geoffrey G. Farr ("Farr"), who is a senior officer of the Company, purchased 500,000 of the Units. The issuance of these Units to Lachcik and to Farr is each a "related party transaction" within the meaning of Multilateral Instrument 61- 101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company and a senior officer of the Company is a "related party" of the Company within the meaning of MI 61-101). Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

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(a)	Description of the transaction and its material terms:

See the attached News Release.

(b)	Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for exploration activities related to the Company’s Turkey properties and for general corporate purposes.

(c)	Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for exploration activities related to the Company’s Turkey properties and for general corporate purposes. The Financing also resulted in a significant number of shares being issued by the Company (or being issuable pursuant to the Warrants), as set out in the attached News Release.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the Financing, (i) Lachcik held no securities of the Company other than 150,000 stock options granted under the Company’s stock option plan (with each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 until May 2019); and (ii) Farr held no securities of the Company other than 250,000 stock options granted under the Company’s stock option plan (with each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 until May 2019) and 100,000 stock options granted under the Company’s stock option plan (with each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$1.00 until December 2016). The 1,000,000 shares acquired by Lachcik under the Financing represent 1.25% of the currently outstanding common shares of the Company. The 500,000 shares acquired by Farr under the Financing represent 0.62% of the currently outstanding common shares of the Company.

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Financing was unanimously approved by the board of directors of the Company.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

Under subsections 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempted from the requirements under MI 61-101 of having to perform a formal valuation and obtain minority shareholder approval in connection with the Financing, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as they involve interested parties, exceeds 25% of the Company’s market capitalization, calculated in accordance with MI 61-101, at the time the transaction was agreed.

9.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 366-2221.

10.	Date of Report

October 10, 2014.

Schedule "A"

Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – October 3, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that, further to its September 15, 2014 press release, it has closed a non-brokered private placement of 5,000,000 units of the Company (the "Units") at a price of Cdn$0.10 per Unit for proceeds to the Company of Cdn$500,000. Each such Unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 for a period of one year. The Company intends to use the proceeds from this financing (the "Financing") for exploration activities related to the Company’s Turkey properties and for general corporate purposes. A director of the Company purchased 1,000,000 of the Units issued under the Financing and an officer of the Company purchased 500,000 of the Units issued under the Financing.

The said shares and warrants issued by the Company under the Financing are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Gentor
Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed use of the proceeds from the Financing) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper markets and equity markets, political developments in Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2014 relating to the year ended December 31, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact Arnold T. Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.